UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55501

Accenture Holdings plc

(Exact name of registrant as specified in its charter)

1 Grand Canal Square

Grand Canal Harbour

Dublin 2, Ireland

(353) (1) 646-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value €0.000001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, Accenture Holdings plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACCENTURE PLC, as successor by merger to Accenture Holdings plc

Date:	March 13, 2018	By:	/s/ Joel Unruch
Name: Joel Unruch
Title: Corporate Secretary

*	On March 13, 2018, Accenture Holdings plc, an Irish public limited company (“Accenture Holdings”), and Accenture plc, an Irish public limited company and the parent company of Accenture Holdings, completed a merger whereby Accenture Holdings was merged with and into Accenture plc with Accenture plc as the surviving entity, and Accenture Holdings was dissolved without going into liquidation (the “Merger”). The Merger was effective on March 13, 2018. This Form 15 relates solely to the reporting obligations of Accenture Holdings under the Securities Exchange Act of 1934, as amended.

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